Exhibit 12
FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2007	2006	2005
		(in millions)
Earnings
Income before income taxes	$1,215	$1,953	$2,923
Less: Equity in net income/(loss) of affiliated companies	14	7	11
Fixed charges	8,652	7,842	6,642

Earnings before fixed charges	$9,853	$9,788	$9,554

Fixed charges
Interest expense	$8,630	$7,818	$6,616
Rents	22	24	26

Total fixed charges	$8,652	$7,842	$6,642

Ratio of earnings to fixed charges	1.14	1.25	1.44
For purposes of our ratio, earnings consist of the sum of income before income taxes, less equity in net income or loss of affiliated companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).
 12-1